Exhibit 2.1

MUTUAL RESCISSION AGREEMENT AND GENERAL RELEASE

This Mutual Rescission Agreement and General Release (“Rescission Agreement”) is entered into as of May 22, 2015 (“Effective Date”) by and between Infrax Systems, Inc., a Nevada corporation (“IFXY”), FutureWorld Corp, a Delaware corporation (“FWDG”). The parties to this Rescission Agreement are sometimes individually referred to herein as a “Party” or collectively, as the “Parties.”

RECITALS

A. On February 27, 2015, an ASSETS AND STOCK PURCHASE AGREEMENT was entered (the “Agreement”), by and among FutureWorld Corporation, a Delaware Corporation (referred to by name, “FWDG” or as “Seller”), and Infrax Systems, Inc., a Nevada corporation (referred to as “”Corporation,” “IFXY”, or “Buyer”). FutureWorld Corp is the one hundred percent (100%) owner of HempTech Corp which is a Delaware wholly owned subsidiary. HempTech is a technology company that provides smart sensors and data analysis technology, RFID tracking systems, communication networking and surveillance security for the agricultural industry.

B. The Parties desire to rescind the Transaction and return the ownership of the IFXY Shares (and IFXY convertible notes) to Infrax Systems and the HempTech shares to the original Shareholders (FWDG), as if the Transaction never closed (the “Rescission”);

C. The Parties desire to settle and resolve all potential claims, legal actions, judgments, disputes, claims, causes of action, and appeals against each other, known or unknown, by entering into this Rescission Agreement; and

D. The Parties desire that this Rescission Agreement lawfully: (i) rescinds the various business relationships between the Parties created by the Share Agreement; (ii) rescinds all agreements presently linking the Parties together as of the Effective Date; (iii) provide for an orderly and amicable separation of the Parties; and (iv) compromise and settle all disputes, if any, between the Parties.

RESCISSION AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants and representations contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Recitals. The foregoing recitals are true and correct in all material respects and are hereby incorporated herein as a material part of this Agreement.

2. Rescission of Transaction. The Parties hereby rescind all agreements entered into in connection with the Share Agreement (Share and Note exchange). This rescission and termination includes, but is not limited to, the following agreements and related documents (collectively the “Transaction Documents”):

2.1 The Share Exchange Agreement;

2.1 Convertible Notes;

2.3 Any other agreements between the Parties

3. Effectuation of the Rescission. The Rescission is effectuated through the following:

3.1 Exchange of IFXY Shares and notes. All IFXY Shares owned by the Shareholders (FWDG) which are issued and outstanding immediately prior to the Effective Date shall be cancelled at the Effective Date, by virtue of this Rescission Agreement. All certificates of IFXY Shares delivered to the Shareholders (FWDG) shall be surrendered to IFXY and cancelled. If no share certificate was delivered, the IFXY Shares owned by Shareholders shall be cancelled on the books of Infrax Systems as if never issued. As of the Effective Date, the Shareholders shall have no ownership interest whatsoever in the IFXY Shares or any shares of Infrax Systems. All notes or convertible notes issued by IFXY to Shareholders (FWDG) which are issued and outstanding immediately prior to the Effective Date shall be cancelled at the Effective Date, by virtue of this Rescission Agreement.

3.2 Exchange of HempTech Shares. All HempTech Shares owned or controlled by IFXY which are issued and outstanding immediately prior to the Effective Date shall be delivered to the Shareholders (FWDG) by virtue of this Rescission Agreement. As of the Effective Date, IFXY shall have no ownership interest whatsoever in the HempTech Shares or any shares of FWDG.

3.3 Closing. The closing of this transaction (the “Closing”) shall take place at a place and time mutually determined by the parties hereto, subject to compliance or waiver of the terms, conditions and contingencies contained in this Agreement and all required documents have been delivered. Each of the parties will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Rescission as promptly.

4. FWDG Release. FWDG, and all of its or their affiliates, subsidiaries, officers, directors, attorneys, agents, employees, successors, or assigns, as applicable do hereby globally, immediately and forever release, remise, acquit, satisfy and discharge the IFXY, and any and all of its affiliates, subsidiaries, officers, directors, attorneys, agents, employees, successors, or assigns, as applicable (the “IFXY Parties”), from any and all manner of claims, benefits, rights, sums of money, causes of action, suits, debts, obligations, losses, expenses, liabilities, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, damages, judgments, executions, claims and demands whatsoever, in law or in equity, of whatever nature or kind, known or unknown, which the Shareholder ever had, now have, or may have, against IFXY Parties for, upon or by reason of the purchase of HempTech and FWDG Shares, with the exception of the rights and obligations of the Parties under this Agreement.

5. IFXY Release. The IFXY Parties, and all of its or their affiliates, subsidiaries, officers, directors, attorneys, agents, employees, successors, or assigns, as applicable, do hereby globally, immediately and forever release, remise, acquit, satisfy and discharge the Shareholders and FWDG, and any and all of their or its affiliates, subsidiaries, officers, directors, attorneys, agents, employees, personal representatives, successors, or assigns, as applicable (collectively the “FWDG Parties”), from any and all manner of claims, benefits, rights, sums of money, causes of action, suits, debts, obligations, losses, expenses, liabilities, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, damages, judgments, executions, claims and demands whatsoever, in law or in equity, of whatever nature or kind, known or unknown, which the IFXY Parties ever had, now have, or may have, against the FWDG Parties for, upon or by reason of the purchase of IFXY Shares, with the exception of the rights and obligations of the Parties under this Agreement.

INFRAX SYSTEMS, INC., a Nevada corporation:

By: /s/ John Verghese ________________________

John Verghese, Acting CEO, Director

FUTUREWORLD CORP, a Delaware corporation:

By: /s/ Sam Talari ________________________

Sam Talari, CEO, Director